NATIONWIDE LIFE INSURANCE COMPANY

[ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215]

FIXED ACCOUNT DOLLAR COST AVERAGING ENDORSEMENT

To Individual Flexible Purchase Payment Variable Deferred Annuity Contract

General Information Regarding this Endorsement

This Fixed Account Dollar Cost Averaging Endorsement (“Endorsement”) is made part of the Contract to which it is attached and is effective on the Endorsement Issue Date as shown on the Endorsement Specifications Page. To the extent the terms of the Contract and this Endorsement are inconsistent, the terms of this Endorsement shall control the Contract accordingly. Terms not defined in this Endorsement have the meaning given to them in the Contract.

This Endorsement adds a Fixed Account investment option to the Contract for the purpose of dollar cost averaging.

Nationwide reserves the right to restrict the availability of the Fixed Account and refuse allocations into the Fixed Account after Endorsement Issue Date according to the terms specified in the Endorsement.

Neither the Mortality and Expense Risk Charge nor the Administrative Charge are deducted from the assets in the Fixed Account. However, the Contract may offer certain options that assess a charge on the assets in the Fixed Account. In no event, however, will the rate of interest credited to the Fixed Account be less than the Guaranteed Minimum Fixed Account Rate specified on the Endorsement Specifications Page.

In addition, certain options that may be elected limit availability of the Fixed Account with dollar cost averaging as described in the application and/or within the option.

There is no additional charge for this Endorsement.

Definitions

The following definitions are modified in or added to the Contract:

Contract Value - The combined value of the Variable Accounts and the Fixed Account.

Endorsement Issue Date – The date the Fixed Account Dollar Cost Averaging Endorsement is issued on the Contract.

Fixed Account - An investment option funded by Nationwide’s general account.

Guaranteed Minimum Fixed Account Rate(s) - The minimum nonforfeiture rate of interest required by state law. The rate may never be less than 1.0% or greater than 3.0%. The initial Guaranteed Minimum Fixed Account Rate is located on the Endorsement Specifications Page. The rate is calculated using the average of the weekly 5-year Constant Maturity Treasury rate, as reported by the Federal Reserve, for the calendar quarter, excluding the last week (rounded to the nearest 1/20th of 1%), preceding the Date of Issue or the Redetermination Date, minus 1.25%.

Redetermination Date - The date, every 5th Contract Anniversary following the Date of Issue, the Guaranteed Minimum Fixed Account Rate is recalculated.

Transfer Value - The accumulated value, calculated using interest rates credited to the Fixed Account, of each requested transfer from the Fixed Account to another investment option available under the Contract.

VAZZ-0242NY	1	(New York) ([12/2024])

The following provisions modifying the Contract are added.

Fixed Account

The Fixed Account is an investment option under the Contract offering guaranteed interest rates that can only be elected for purposes of participating in the dollar cost averaging program described in this Endorsement. Nationwide credits interest to the Fixed Account at the interest rate or rates Nationwide periodically declares. Interest rates are determined at the sole discretion of Nationwide, but the interest rate credited is guaranteed to be at least the Guaranteed Minimum Fixed Account Rate. Interest rates are declared to the Contract Owner in writing on quarterly statements. Nationwide states its interest rates as an annualized rate (the effective yield of interest over a one year period).

When a Minimum Initial Purchase Payment is allocated to the Fixed Account, the Fixed Account interest rate currently in effect is applied to the allocation. The interest rate guarantee period on the Fixed Account allocation lasts until the dollar cost averaging ends or the program is terminated.

Fixed Account guarantees are supported by the general account of Nationwide and are not insured by the Federal Deposit Insurance Corporation (“FDIC”), National Credit Union Share Insurance Fund (“NCUSIF”) or any other agency of the Federal government.

Nationwide reserves the right to not accept subsequent Purchase Payments to the Fixed Account.

Nationwide may refuse allocations into the Fixed Account at any time when Nationwide cannot support the Guaranteed Minimum Fixed Account Rate due to market conditions. Nationwide will provide a 30 day notice to the Contract Owners prior to invoking this right.

Variable Accounts

Separate investment accounts of Nationwide into which Purchase Payments may be allocated.

Transfers

The following transfer restrictions are added to the contract.

(1)	Transfers from the Variable Accounts to the Fixed Account are not permitted.

(2)

Transfers out of the Fixed Account must be made prior to the Annuitization Date. Transfers out of the Fixed Account are limited by Nationwide to be via dollar cost averaging programs as described in this Endorsement.

(3)

Nationwide may delay a transfer out of the Fixed Account for a period of up to six months from the date it receives the request from the Contract Owner. If this right to delay transfers out of the Fixed Account is invoked, Nationwide will disclose to the Contract Owner the specific date on which the transfer will be effective, the reason for the delay, and the value of the transfer as of the date the request was received.

Surrenders

Surrenders will be taken proportionally from all investment options, including the Fixed Account.

Nationwide may delay payment of a Surrender of any portion of the Fixed Account for up to six months from the date the request is received subject to regulatory approval. Nationwide will not delay payment of a Surrender unless Nationwide has made a written request and received written approval from the New York Department of Financial Services. Such request will address the necessity of the delay and the equitability to all Contract Owners.

VAZZ-0242NY	2	(New York) ([12/2024])

Asset Rebalancing

This service is not available, nor will it ever apply, to any part of the Contract Value allocated to the Fixed Account.

Dollar Cost Averaging Programs

The Contract Owner may elect, on a form provided by Nationwide, to transfer on a monthly basis specified amounts from the Fixed Account. Nationwide may assess a processing fee for this service.

Dollar cost averaging transfers will continue out of the Fixed Account until exhausted or the Contract Owner instructs Nationwide in writing to discontinue the program, at which time Nationwide will allocate the remaining assets in the Fixed Account to the same Variable Accounts as previously instructed by the Contract Owner.

Systematic Surrenders

Nationwide will process the Surrenders on a pro-rata basis from each Sub-Account of the Variable Account and the Fixed Account.

Executed for Nationwide by:

[	]
Secretary	President

VAZZ-0242NY	3	(New York) ([12/2024])

FIXED ACCOUNT DOLLAR COST AVERAGING ENDORSEMENT SPECIFICATIONS PAGE

Nationwide reserves the right to restrict the availability of the Fixed Account and refuse allocations into the Fixed Account after Endorsement Issue Date according to the terms specified in the Endorsement.

Endorsement Issue Date:	[XX/XX/XXXX	]

Guaranteed Minimum Fixed Account Rate[1]:	[3.00	]%
Fixed Account Rate on Date of Issue[2]:	[1.10	]%

[1]

Subsequent rates may differ from the initial rates and are determined on every 5th Contract Anniversary following the Date of Issue. Nationwide may refuse allocations into the Fixed Account at any time when Nationwide cannot support the Guaranteed Minimum Fixed Account Rate due to market conditions.

[2]	Subsequent rates may differ from the initial rates.

VAZZ-0242NY	4	(New York) ([12/2024])